SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(a)

                                (Amendment No. 4)

                         Skyterra Communications, Inc.*
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Voting Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83087K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                       2100 Third Avenue North, Suite 600
                            Birmingham, Alabama 35203
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 24, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

* IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     20,312,665

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     20,312,665

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,312,665

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     20,312,665

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     20,312,665

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,312,665

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     20,312,665

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     20,312,665

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,312,665

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,125,875

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,125,875

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,125,875

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.3%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,125,875

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,125,875

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,125,875

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.3%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,142,831

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,142,831

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,142,831

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,125,875

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,125,875

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,125,875

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.3%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     29,455,496

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     29,455,496

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,455,496

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.1%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     29,455,496

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     29,455,496

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,455,496

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.1%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     29,455,496

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     29,455,496

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,455,496

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.1%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 83087K107
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JANUARY 7, 2008.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JANUARY 7, 2008.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 20,312,665 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 20,312,665 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 20,312,665 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 8,125,875 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 8,125,875 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 9,142,831 Shares.

As of the date hereof HMC may be deemed to beneficially own 8,125,875 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 29,455,496 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 29,455,496 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 29,455,496 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON APRIL 9, 2008 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

The Reporting Persons have acquired the securities of the Issuer for investment. Other than as expressly set forth in Item 4 and Item 6 herein, the Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated required to be set forth herein.

     On July 24, 2008, Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Fund I, L.P.(the "Capital Fund"), and Harbinger Co-Investment Fund, L.P. (the "Satellite Fund" and collectively with the Master Fund, the Special Fund and the Capital Fund, the "Harbinger Funds" or "Harbinger") entered into certain definitive agreements with the Issuer (as more specifically described below). Pursuant to these agreements, upon receipt of applicable regulatory approvals and a successful offer by the Issuer for the outstanding shares of Inmarsat plc (the "Target") in accordance with these agreements, the Harbinger Funds have agreed to contribute certain assets to the Issuer and to purchase securities of the Issuer. The Harbinger Funds have also agreed, subject to the terms and conditions of the Securities Purchase Agreement described below, to provide debt financing to the Issuer to fund the Issuer's business plan.

     The Harbinger Funds entered into a Master Contribution and Support Agreement, dated July 24, 2008, among the Issuer, the Harbinger Funds, Mobile Satellite Ventures Subsidiary LLC and Mobile Satellite Ventures L.P. ("MSV") (the "Master Contribution Agreement"). Under the Master Contribution Agreement and subject to the terms and conditions contained therein (including receipt of regulatory approvals), the parties thereto agreed on the terms pursuant to which an offer (the "Firm Offer") to acquire all of the issued and to be issued share capital of the Target not already held by the Harbinger Funds would be undertaken by the Issuer, if requested by the Harbinger Funds. The Harbinger Funds shall notify the Issuer of the terms of the Firm Offer, but the Issuer will not be required to make the Firm Offer if the Issuer's Board of Directors determines that the Firm Offer is not fair to the Issuer's stockholders (other than the Harbinger Funds). The Firm Offer may be made, at the option of the Harbinger Funds, either by way of a tender offer or a scheme of arrangement under the laws of the United Kingdom.

     The Master Contribution Agreement provides, subject to successful implementation of the Firm Offer, that the Harbinger Funds will (i) contribute to the Issuer approximately 132,000,000 ordinary voting shares of the Target,
(ii) contribute to the Issuer $37,600,000 principal amount of 1.75% convertible bonds due 2017 issued by Target, and (iii) contribute or cause the contribution to the Issuer of 150,000,000 Series A Preferred Units, 50,000,000 Series B Preferred Units and 300,000,000 Common Units of TVCC Holding Company, LLC ("TVCC Holdings"), all in exchange for shares of Voting Common Stock of the Issuer (collectively, the "Contribution"). The shares of the Issuer to be issued in the Contribution will be valued at a price (the "Issue Price") equal to $10.00 per share multiplied by a fraction, the numerator of which is the price per Target share to be paid by the Issuer pursuant to the Firm Offer (the "Firm Offer Price") and the denominator of which will be 535.3 pence. The value of the Target shares contributed to the Issuer will be the Firm Offer Price per share, converted to US dollars using the exchange rate in effect three business days prior to the Contribution. The value of the Target convertible bonds contributed to the Issuer will be determined by reference to the price offered by the Issuer for each Target convertible bond not held by the Harbinger Funds in connection with the Firm Offer, as required by the UK Takeover Code. The TVCC Holdings interests contributed to the Issuer will be valued at $239.9 million. The 535.3p per share and $10.00 per share prices are reference prices for purposes of the Master Contribution Agreement and the arrangements between Harbinger and the Issuer. The 535.3p per share does not constitute a term of, or reference price for, the Firm Offer. No offer pricing discussion has taken place with the board of Target, and no determination has been made by the Issuer or Harbinger as to the appropriate Firm Offer Price.

     In addition to the Contribution, it is anticipated that the funding for the Firm Offer will be provided by up to $2.4 billion of equity financing by the Harbinger Funds (or such greater amount as Harbinger requests, depending upon availability of debt financing and the Firm Offer Price), up to $100 million of equity financing by the Issuer's stockholders other than the Harbinger Funds (pursuant to an offering to such stockholders contemplated by the Master Contribution Agreement) and an additional amount of debt financing to be raised by the Issuer on terms acceptable to the Harbinger Funds (such amount to be determined by Harbinger, depending upon the availability of debt financing and the Firm Offer Price). The foregoing equity financing would be effected through the Issuer's sale of Voting Common Stock at a price per share equal to the Issue Price. The Harbinger Funds' provision of its portion of the equity would be made pursuant to a Stock Purchase Agreement, dated as of July 24, 2008, entered into between the Issuer and the Satellite Fund, subject to the terms and conditions set forth therein.

     In connection with entering into the Master Contribution Agreement, the Harbinger Funds, the Issuer, MSV and Mobile Satellite Ventures Finance Co. ("MSV Finance") entered into a Securities Purchase Agreement, dated as of the July 24, 2008. Pursuant to the Securities Purchase Agreement, subject to certain conditions (i) certain of the Harbinger Funds have agreed to purchase, and MSV and MSV Finance have agreed to issue, up to $500,000,000 in principal amount of 16% Senior Notes due July 1, 2013, and (ii) the Issuer has agreed to issue to the Harbinger Funds warrants (the "Warrants") to purchase up to 25,000,000 shares of Common Stock of Issuer with an exercise price of $.01 per share. The proceeds from the Securities Purchase Agreement are intended to fund the Issuer's business plan. Subject to the terms and conditions set forth therein, funding under the Securities Purchase Agreement will take place in four installments commencing January 6, 2009. The terms of the 16% Senior Notes will require the Issuer to comply with certain covenants that restrict some of the Issuer's corporate activities, including the Issuer's ability to incur additional debt, pay dividends, create liens, make investments, sell assets, make capital expenditures, repurchase equity or subordinated debt, and engage in specified transactions with affiliates. The Issuer has the ability, prior to January 6, 2009, to seek superior financing proposals from third parties.

     Pursuant to the Master Contribution Agreement, in the event a Firm Offer is not made due to certain actions of the Issuer (including (i) failure of the Issuer to make a Firm Offer due to a determination by the Issuer's Board of Directors that proceeding with a Firm Offer would not be fair to the Issuer's stockholders, and (ii) certain breaches by the Issuer), the Issuer has agreed to commence a registered offering of 50,000,000 shares of Voting Common Stock to the Harbinger Funds, and 200,000,000 shares of Voting Common Stock on a pro rata basis to all holders of Common Stock and common stock equivalents (including the Harbinger Funds) at a price of $4.00 per share. In such circumstances, the Harbinger Funds shall also be entitled to reimbursement of its reasonably incurred and documented fees and expenses in an amount not to exceed $40 million.

     The Master Contribution Agreement also provides that if the Firm Offer is commenced but is ultimately unsuccessful and the Harbinger Funds have no separate right to receive any reimbursement payments from the Issuer, the Issuer will be required to reimburse the Harbinger Funds' fees and expenses up to $20.0 million. If the Firm Offer is successful, the Issuer will reimburse the Harbinger Funds' fees and expenses up to $40.0 million. Three days after the successful conclusion of the Firm Offer, the Issuer will pay a sponsor fee of $26.41 million to the Harbinger Funds through the issuance of 2.641 million new shares of Voting Common Stock.

     The Issuer has also agreed in the Master Contribution Agreement to seek shareholder approval to amendments to its certificate of incorporation which would increase the authorized shares of Voting Common Stock and Non-Voting Common Stock, so that the Issuer has sufficient shares available to complete the transactions contemplated by the Master Contribution Agreement and the Stock Purchase Agreement, and to issue the Warrants.

     The Master Contribution Agreement contains other customary terms and conditions including representations, warranties and covenants. No Firm Offer will be made until applicable regulatory approvals are obtained. The Master Contribution Agreement may be terminated by the Harbinger Funds in their sole discretion at any time prior to a Firm Offer.

     The Issuer and the Harbinger Funds entered into a Registration Rights Agreement, dated as of July 24, 2008, in connection with entering into the Master Contribution Agreement. Under the Registration Rights Agreement, the Issuer is required, at the request of the Harbinger Funds or their transferees, to file up to ten registration statements in respect of shares of Common Stock held by the Harbinger Funds as of the date hereof, issuable upon exercise of warrants or similar rights held by the Harbinger Funds as of the date hereof, or acquired by the Harbinger Funds pursuant to the transactions contemplated by the Master Contribution Agreement, the Stock Purchase Agreement and the Securities Purchase Agreement.

     Pursuant to a Consulting Agreement to be entered into between the Issuer and TVCC One Six Holdings LLC ("TVCC") upon consummation of the exercise of the option by the Master Fund and the Special Fund to acquire a controlling ownership interest in TVCC and certain related entities (pursuant to an Option Agreement dated January 30, 2008 among TVCC Holdings, the Master Fund, the Special Fund and the other parties thereto), the Issuer has agreed to provide consulting services to TVCC relating to TVCC's use of 5 MHz in the 1670-1675 MHz band spectrum (the "Spectrum"), including assisting TVCC in operating and maintaining the Spectrum and the underlying leases.

     All of the descriptions set forth herein are qualified in their entirety by reference to copies of the Master Contribution Agreement, the Stock Purchase Agreement, the Securities Purchase Agreement, the Registration Rights Agreement, the Consulting Agreement, the January 2009 Warrant, the April 2009 Warrant, the Indenture dated January 9, 2009, the Term Sheet regarding Convertible Notes of Issuer, and the First Supplemental Indenture regarding 16.5% Notes, copies of which are attached as exhibits hereto.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 20,312,665 Shares, constituting 47.5% of the Shares of the Issuer, based upon 42,808,360* Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 20,312,665 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 20,312,665 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

The Master Fund specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then the Master Fund specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 20,312,665 Shares, constituting 47.5% of the Shares of the Issuer, based upon 42,808,360* Shares outstanding as of the date of this filing.

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 20,312,665 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 20,312,665 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Harbinger Management specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then Harbinger Management specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 20,312,665 Shares, constituting 47.5% of the Shares of the Issuer, based upon 42,808,360* Shares outstanding as of the date of this filing.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 20,312,665 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 20,312,665 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

HCM Investors specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then HCM Investors specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 8,125,875 Shares, constituting 21.3% of the Shares of the Issuer, based upon 38,153,897* Shares outstanding as of the date of this filing.

     The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,125,875 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,125,875 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

The Special Fund specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then the Special Fund specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 8,125,875 Shares, constituting 21.3% of the Shares of the Issuer, based upon 38,153,897* Shares outstanding as of the date of this filing.

     HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,125,875 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,125,875 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

HCPSS specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then HCPSS specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 9,142,831 Shares, constituting 24.0% of the Shares of the Issuer, based upon 38,153,897* Shares outstanding as of the date of this filing.

     HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,142,831 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,142,831 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

HMCNY specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then HMCNY specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 8,125,875 Shares, constituting 21.3% of the Shares of the Issuer, based upon 38,153,897* Shares outstanding as of the date of this filing.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,125,875 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,125,875 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

HMC specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then HMC specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 29,455,496 Shares, constituting 63.1% of the Shares of the Issuer, based upon 46,659,594* Shares outstanding as of the date of this filing.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 29,455,496 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 29,455,496 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Mr. Falcone specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then Mr. Falcone specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 29,455,496 Shares, constituting 63.1% of the Shares of the Issuer, based upon 46,659,594* Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 29,455,496 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 29,455,496 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Mr. Harbert specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then Mr. Harbert specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 29,455,496 Shares, constituting 63.1% of the Shares of the Issuer, based upon 46,659,594* Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 29,455,496 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 29,455,496 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Mr. Luce specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then Mr. Luce specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

----------
* The number of outstanding shares is based on the 34,302,663 voting shares the Company reported outstanding as of April 16, 2008, adjusted for warrants held by the Reporting Persons.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON APRIL 9, 2008 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

A description of each of the following documents is set forth in response to
Item 4 above:

(i) the Master Contribution Agreement, dated July 24, 2008, among the Issuer, the Harbinger Funds, MSV and Mobile Satellite Ventures Subsidiary LLC;

(ii) the Stock Purchase Agreement, dated July 24, 2008, among the Issuer and the Satellite Fund;

(iii) the Securities Purchase Agreement, dated July 24, 2008, among the Issuer, the Harbinger Funds, MSV and MSV Finance;

(iv) the Registration Rights Agreement, dated July 24, 2008, among the Issuer and the Harbinger Funds;

(v) form of Consulting Agreement, to be executed, between the Issuer and TVCC;

(vi) form of January 2009 Warrant for up to 7,500,000 shares of Common Stock of Issuer;

(vii) form of April 2009 Warrant for up to 17,500,000 shares of Common Stock of Issuer;

(viii) Indenture, dated January 6, 2009, between MSV, MSV Finance, the Guarantors as set forth therein, and a Trustee as set forth therein for 16% Senior Notes due 2013;

(ix) Term Sheet regarding Convertible Notes of Issuer pursuant to Section 8.9(c) of the Securities Purchase Agreement; and

(x) form of First Supplemental Indenture between MSV, MSV Finance, the Guarantors set forth therein and the Bank of New York to the Indenture dated January 7, 2008 for Issuer's 16.5% Notes due 2013.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:

Exhibit A: Agreement between the Reporting Persons to file jointly

Exhibit B: Schedule of Transactions in the Shares of the Issuer

Exhibit E: Master Contribution Agreement, dated July 24, 2008, among the Issuer, the Harbinger Funds, MSV and Mobile Satellite Ventures Subsidiary LLC

Exhibit F: Stock Purchase Agreement, dated July 24, 2008, among the Issuer and the Satellite Fund

Exhibit G: Securities Purchase Agreement, dated July 24, 2008, among the Issuer, the Harbinger Funds, MSV and MSV Finance

Exhibit H: Registration Rights Agreement, dated July 24, 2008, among the Issuer and the Harbinger Funds

Exhibit I: Form of Consulting Agreement, to be executed, between the Issuer and TVCC

Exhibit J: Form of January 2009 Warrant for up to 7,500,000 shares of Common Stock of Issuer

Exhibit K: Form of April 2009 Warrant for up to 17,500,000 shares of Common Stock of Issuer

Exhibit L: Indenture, dated January 6, 2009, between MSV, MSV Finance, the Guarantors as set forth therein, and a Trustee as set forth therein for 16% Senior Notes due 2013

Exhibit M: Term Sheet regarding Convertible Notes of Issuer pursuant to Section 8.9(c) of the Securities Purchase Agreement

Exhibit N: Form of First Supplemental Indenture between MSV, MSV Finance, the Guarantors set forth therein and the Bank of New York to the Indenture dated January 7, 2008 for Issuer's 16.5% Notes due 2013.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Offshore Manager, L.L.C.*
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC Investors, L.L.C. *

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC - New York, Inc. *

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbert Management Corporation*

By: /s/ William R. Lucas, Jr.
-----------------------------


/s/ Philip Falcone*
-------------------
Philip Falcone


/s/ Raymond J. Harbert*
-----------------------
Raymond J. Harbert


/s/ Michael D. Luce*
--------------------
Michael D. Luce

July 25, 2008

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 4, dated July 25, 2008 relating to the Voting Common Stock of Skyterra Communications, Inc. shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Offshore Manager, L.L.C. *
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC Investors, L.L.C. *

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC - New York, Inc. *

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbert Management Corporation*

By: /s/ William R. Lucas, Jr.
-----------------------------


/s/ Philip Falcone*
-------------------
Philip Falcone


/s/ Raymond J. Harbert*
-----------------------
Raymond J. Harbert


/s/ Michael D. Luce*
--------------------
Michael D. Luce

July 25, 2008

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                                                       Exhibit B

                                    Exhibit B

                     Transactions in the Voting Common Stock
                     ---------------------------------------

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

       Date of                   Number of Shares              Price per Share
     Transaction                 Purchase/(Sold)

                                      None

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

       Date of                   Number of Shares              Price per Share
     Transaction                 Purchase/(Sold)

                                      None

                     Transactions in the Series 1-A Warrants
                     ---------------------------------------

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

       Date of                   Number of Shares              Price per Share
     Transaction                 Purchase/(Sold)

                                      None

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

       Date of                   Number of Shares              Price per Share
     Transaction                 Purchase/(Sold)

                                      None

                     Transactions in the Series 2-A Warrants
                     ---------------------------------------

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

       Date of                   Number of Shares              Price per Share
     Transaction                 Purchase/(Sold)

                                      None

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

       Date of                   Number of Shares              Price per Share
     Transaction                 Purchase/(Sold)

                                      None

SK 03773 0003 904208